Filer: Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: C.R. Bard, Inc.
                                                      Commission File No. 1-6926




C.R. Bard, Inc. Information Sheet
(NYSE: BCR)

A leading multinational developer, manufacturer, and marketer of health care products.

Background Info:
Sales - $1.099 billion (Fiscal Year Ending 12/31/00) EBIT - $194 million

Geographic Breakout:
Americas 72%, Europe 17%, Japan 5%, Rest of World 6%

Sales by business segment:

Urology- $363 million (33%) - includes Foley catheters, procedure kits and trays and related urine monitoring and collections systems; ureteral stents; and specialty devices for incontinence, endoscopic procedures and stone removal.

Oncology - $253 million (23%) - includes specialty access catheters and ports and gastroenterological products.

Vascular - $242 million (22%) includes peripheral angioplasty stents, catheters, guidewires, intorducers and accessories, vena cava filters and biopsy devices; electrophysiology products including cardiac mapping and electrophysiology laboratory systems and diagnostic and temporary pacing electrode catheters; fabrics and meshes and implantable blood vessel replacements.

Surgical Specialties - $187 (17%) - includes meshes for hernia repair, irrigation devices for orthopaedic and laparoscopic procedures, laparoscopic accessories and topical hemostasis.

Other  -  <5%

Facilities:  21 manufacturing facilities worldwide.

Employees:  8,100

Cost Reductions/Synergies:

Total $215 million over 3 years. Manufacturing / Distribution - 15-20% SG&A - 80-85% 70% of the synergies realized in year 1, 95% in year 2 and the remaining synergies in year 3.


Forward-Looking Information
This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the

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forward-looking statements. The forward-looking statements in this document include statements addressing the following subjects: future financial and operating results and timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C.R. Bard, Inc.; failure of the C.R. Bard, Inc. shareholders to adopt the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

More detailed information about these factors is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December 31,2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                      # # #

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and C.R.Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and C.R.Bard, Inc. at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C.R.Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel:
(441) 292-8674; or to C.R.Bard, Inc., Attention: Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.